   Kline Law Group, PC

15615 Alton Parkway, Suite 450

Irvine, CA 92618

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February 7, 2018

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC  20549

Attn:

Ms. Jennifer Thompson

Re:

Weyland Tech, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 31, 2017

Form 10-Q for Fiscal Quarter Ended September 30, 2017

Filed November 14, 2017

Form 8-K, Filed April 13, 2017

Form 8-K, Filed May 9, 2017

File No. 000-51815

Dear Ms. Thompson:

On behalf of Weyland Tech, Inc. (the “Company”) and in response to the comments set forth in your letter dated December 1, 2017, we are writing to supply additional information requested from the staff of the Securities and Exchange Commission (the “Staff”) in such letter.

Set forth below are the Company’s responses to the Staff’s comments.  Factual information provided herein has been provided to us by the Company.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 11

United States Securities and Exchange Commission

Division of Corporation Finance

January 31, 2018

Comment 1.

In future filings, please provide additional disclosure about the agreements referenced on pages 11-12, to the extent they are important to your business. In doing so, please briefly describe your obligations under each such agreement and the counter-party’s obligations to you. If material, please file these agreements as exhibits to your next periodic report. Please refer to Item 601(b)(10) of Regulation S-K.

Response 1.

None of the agreements referenced on pages 11 and 12 are, individually, material to the Company.  They are described to provide investors a more complete understanding of the Company’s business activities and scope of the its business operations.  Nevertheless, the Company will provide the requested information about the agreements in future filings, including the amendment to be filed to the Company’s 10-K referenced below.

Results of Operation for the Fiscal Year Ended December 31, 2016, page 14

Comment 2.

In future filings, please quantify to the extent practicable the factors you cite as impacting your results of operations. For example, please quantify the increase in revenues attributable to additional subscription sales through existing Cooperation Agreements and the revenues attributable to new subscriptions sold to existing customers. Please also provide narrative or quantitative disclosure, to the extent practicable, that provides investors with insight as to the primary geographic regions from which you derive revenue. Please refer to Item 303 of Regulation S-K.

Response 2.

The Company will provide the requested information in future filings, including the amendment to be filed to the Company’s 10-K referenced below.

Financial Statements for the Year Ended December 31, 2016

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

Comment 3.

Please tell us in more detail how you generate revenue. In doing so, please respond to the following:

•

You indicate on page 11 that you have entered into several types of agreements, including software licensing agreements to provide a “white label” rollout of your CreateApp platform in certain geographies, software licensing agreements to distribute your CreateApp platform in certain geographies, certain strategic cooperation agreements, an exclu

United States Securities and Exchange Commission

Division of Corporation Finance

January 31, 2018

sive customer agreement, and a master service agreement. You also refer at the bottom of page 13 to generating sales through a direct sales model, a reseller model, and a white label sales model. Please tell us whether the disclosures on pages 11 and 13 are using different terminology to refer to the same type of contracts or whether these represent distinct types of contracts.

Response 3.

The disclosures on pages 11 and 13 are using different terminology to refer to the same type of contracts.  In future filings the Company will use more consistent terminology to avoid confusion.

•

For each type of contract that contributed a significant portion of your revenue in 2016 or the nine months ended September 30, 2017, please tell us in more detail what services you are providing your customer, how and when you generate revenue from the contract, and what types of cost of services you incur. If your customer is a reseller or distributor, also tell us what services, if any, the reseller or distributor is providing to the end user and whether the reseller or distributor receives any compensation for those services. Additionally, please tell us if resellers or distributors pay you a fee independent of their sales to end users or whether your revenue is solely dependent on their sales to end users.

Response 3 (con’t).

Our customers are ‘resellers and distributors’ either selling the CreateApp branded app OR a ‘white-label’ version which is branded under their product line brand. The IP behind the platform was created by us and ongoing functionality, modules and upgrades/enhancements are built by our tech team.  Resellers and distributors provide ‘Level One Service’ which is their end customer facing sales and support. They also provide help desks, technical support, mobile and website design, marketing and promotions to the end customers, customers. They receive compensation for those services.

The Company’s revenues are solely dependent on their sales to end users and the Company receives no fee independent of sales to end users. The Company is paid on sales on a monthly basis based on overall sales which are either new subscription based ‘sign-ups’ paid monthly or annually, up front at a discount.

The Company has direct sales to customers which are invoiced and collected when the CreateApp platform service is provided

•

Your accounting policy refers to multiple-element arrangements, such as instances where you design a custom website and separately offer

United States Securities and Exchange Commission

Division of Corporation Finance

January 31, 2018

other services. If multiple- element arrangements comprise a significant portion of your revenue, please tell us the methodology that you use to allocate revenue to the various elements.

Response 3 (con’t).

Although we utilize resellers and distributors, we also sell and license our CreateApp branded and also several other branded applications. In the latter instance, we either pay our in-house staff or sub-contract out the work should there be a larger/greater need for deadlines.

We do not actually design customers web-site but assist in their development and integration to our CreateApp platform.  In fiscal 2016, there were only 2 instances where the Company billed Development income, namely Auchan Holdings S.A. and Fusion Tech.  All development work is contracted with a fixed fee from both income and cost from sub-contractors.  Development income comprised 18% of total revenue in fiscal 2016.  The Company does not have any other material multiple-element fee income from other services.

Our CreateApp platform is billed to our customers on a usage Software as a service (SaaS) basis.  The maintainence of our platform is maintained by our team at our own cost, either in-house or sub-contracted basis.

•

Please tell us the typical length of your software licenses or whether they are perpetual licenses. Also tell us whether your software licenses typically include other deliverables such as when-and-if-available upgrades or post-contract customer support, and if so, how you account for these other deliverables.

Response 3 (con’t).

The typical length of the Company’s software licenses are 1-2 years,  renewable upon mutual agreement.  The Company provides a Software as a Service (SaaS) platform in which its software is licensed and delivered on a subscription basis basis and is centrally hosted by the Company. As such, the Company’s customers pay a monthly fee and all upgrades or post-contract customer support are performed at its cost to maintain and upgrade its platform at no cost to its customers.  SaaS has been incorporated into the strategy of nearly all leading enterprise software companies.

Item 9 A(T). Controls and Procedures, page 16

Comment 4.

We note your disclosure that as of the end of the period covered by your 10-K you carried out an evaluation as required by Rule 13a-15 under the Exchange Act of the effectiveness of the design and operation of your disclosure controls and procedures. However, you have not provided your princi

United States Securities and Exchange Commission

Division of Corporation Finance

January 31, 2018

pal executive and financial officer’s conclusions regarding whether your disclosure controls and procedures are effective. Please amend your filing and revise your disclosure to state in clear and unqualified language the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. This comment is also applicable to your September 30, 2017 Form 10-Q.

Response 4.

The referenced reports, including the Company’s 10-K, will be amended prompltly following the date of this letter to, among other things described herein, state the conclusions reached by the chief executive officer and chief financial officer on the effectiveness of the Company’s disclosure controls and procedures.

Comment 5.

If your conclusion is that your disclosure controls and procedures were effective at either December 31, 2016 or September 30, 2017, please tell us how your certifying officers were able to conclude that your disclosure controls and procedures were effective in light of the material weakness you identified in your discussion of internal control over financial reporting.

Response 5.

The referenced amendment to be filed to the Company’s 10-K will clarify that internal controls and procedures were effective to detect the inappropriate application of US GAAP rules. The disclosure that deficiencies existed in the design or operation of internal controls was erroneous included from the prior year’s disclosure.  The stated dificiencies, which existed in fiscal 2015, were corrected during fiscal 2016.

Comment 6.

We note your disclosure that you have enhanced your current procedures and will fully comply with the disclosure controls and procedures and internal controls over financial reporting in fiscal year 2017. Please revise your disclosures to specifically identify and describe any change in your internal control over financial reporting, made during your most recent fiscal quarter, which has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Response 6.

The referenced amendment to be filed to the Company’s 10-K will clarify that internal controls and procedures were effective to detect the inappropriate application of US GAAP rules during 2016.

Annual Report of Management on Internal Control over Financial Reporting, page 16

Comment 7.

We note your disclosure that your management assessed the effectiveness of your internal control over financial reporting and, based on that evalua

United States Securities and Exchange Commission

Division of Corporation Finance

January 31, 2018

tion, they concluded that during the period covered by your Form 10-K, your internal controls and procedures were effective to detect the inappropriate application of US GAAP rules. However, we also note you disclose that the deficiencies that existed in the design or operation of your internal controls over financial reporting that adversely affected your internal controls represent material weaknesses, and that these material weaknesses have not been remediated. Please note that management is precluded from determining that internal control over financial reporting is effective if one or more material weaknesses in internal control over financial reporting have been identified. Please amend your filing to revise your management’s conclusion as to the effectiveness of your internal control over financial reporting. Refer to SEC Release No. 33-8238, available on our website at https://www.sec.gov/rules/final/33-8238.htm#iib3c.

Response 7.

The referenced amendment to be filed to the Company’s 10-K will clarify that internal controls and procedures were effective to detect the inappropriate application of US GAAP rules. The disclosure that deficiencies existed in the design or operation of internal controls was erroneous included from the prior year’s disclosure.  The stated dificiencies, which existed in fiscal 2015, were corrected during fiscal 2016.

Comment 8.

Please also revise your Management’s Report on Internal Control over Financial Reporting to disclose the framework you used in your evaluation of internal control over financial reporting. Please refer to SEC Release No. 33-8238, Section B.3a. for guidance on selecting an appropriate framework..

Response 8.

The referenced amendment to be filed to the Company’s 10-K will clarify that management based its evaluation of the effectiveness of the company's internal control over financial reporting on the COSO Framework.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons, page 23

Comment 9.

Your disclosure elsewhere identifies Mr. Foong as a named executive officer and the creator of CreateApp, a platform licensed to the company. In future filings, please include discussion of the CreateApp transactions, including the “Global Exclusive Licensing” agreement referenced on page 13, pursuant to Item 404 of Regulation S-K, or advise why you believe such disclosure is not required.

Response 9.

The Company will provide the requested information in future filings, including the amendment to be filed to the Company’s 10-K.

United States Securities and Exchange Commission

Division of Corporation Finance

January 31, 2018

Current Reports on Form 8-K, Filed April 13, 2017 and May 9, 2017

Comment 10.

It appears that information is redacted from the agreements filed as exhibits 4.1, 4.2 and 10.1 to the aforementioned current reports. It does not appear, however, that you have sought confidential treatment for this information. Please file complete, unredacted copies of each of those agreements with your next current or periodic report. Alternatively, if you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act. For guidance in preparing a confidential treatment request, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

Response 10.

The Company will file complete, unredacted copies of the referenced agreements in the amendment to be filed to the Company’s 10-K.

The Company acknowledges that:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to the above responses, please contact me.

Very truly yours,

Kline Law Group, PC

/s/ Scott C. Kline

Scott C. Kline

cc:  Brent Suen, CEO